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                                 EXHIBIT 99.1
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                            MATERIAL CHANGE REPORT

                                  Pursuant to

            Section 85(1) of the Securities Act (British Columbia)
                Section 118(1) of the Securities Act (Alberta)
              Section 84(1) of the Securities Act (Saskatchewan)
                 Section 75(2) of the Securities Act (Ontario)
                   Section 73 of the Securities Act (Quebec)
               Section 81(2) of the Securities Act (Nova Scotia)
              Section 76(2) of the Securities Act (Newfoundland)


1.   Reporting Issuer

          ImagicTV Inc.
          One Brunswick Square
          14/th/ Floor
          Saint John, New Brunswick
          E2L 3Y2

2.   Date of Material Change

          November 14, 2001

3.   Press Release

          The press release reporting the material change was disseminated in Canada through Canada NewsWire on November 14, 2001.

4.   Summary of Material Change

          ImagicTV is adjusting its pace of investment due to the difficult economic environment and is expending its efforts to reduce costs by implementing a reduction of 80 employees.

5.   Full Description of Material Change

          Refer to the press release of ImagicTV dated November 14, 2001, which is attached to this report and being filed herewith.

6.   Reliance on Section 75(3) of the Act

          Not applicable.

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7.   Omitted Information

          Not applicable.

8.   Senior Officers

          Marcel LeBrun
          President and Chief Executive Officer
          (506) 631-3000

9.  Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

    SIGNED this 22nd day of November, 2001 at Saint John, New Brunswick.


                                             ImagicTV Inc.


                                             By:    /s/ Sue L. MacQuarrie
                                                -----------------------------
                                             Name:  Sue L. MacQuarrie
                                             Title: Corporate Secretary

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